UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32510 / February 27, 2017

In the Matter of

DESTRA CAPITAL ADVISORS LLC
DESTRA INVESTMENT TRUST
DESTRA INVESTMENT TRUST II
DESTRA EXCHANGE-TRADED FUND TRUST

One North Wacker Drive
48th Floor
Chicago, Illinois 60606

(File No. 812-14629)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Destra Capital Advisors LLC, et al. filed an application on March 18, 2016 and an amendment to
the application on July 18, 2016, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2
under the Act, as well as from certain disclosure requirements. The order permits applicants to
enter into and materially amend subadvisory agreements without shareholder approval and also
grants relief from certain disclosure requirements.

On January 30, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32458). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Destra Capital Advisors LLC, et al. (File No. 812-14629) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary